SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2026
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly Held Company

Corporate Taxpayer 33.042.730/0001-04

NIRE 35-3.0039609.0

MATERIAL FACT

Companhia Siderúrgica Nacional (“Company” or “CSN”) (B3: CSNA3; NYSE: SID), in compliance with article 157, paragraph 4º, of Law nº 6,404/1976 and CVM Resolution No. 44/2021, hereby informs, further to the Material Fact disclosed on July 30, 2026, the final results of the Exchange Offer conducted by its subsidiary CSN Inova Ventures (“CSN Inova”), of any and all of the 6.750% Notes due 2028 existing and issued by CSN Inova, outstanding in the international market (the “Existing Notes”). The Exchange Offer, which expired at 5:00 p.m. (New York City time) on August 10, 2026 (the “Expiration Time”), accepted any and all Existing Notes tendered in exchange for new debt securities issued and placed abroad by CSN Inova, denominated 11.00% Notes due 2030 (the “New Notes”), and cash. The New Notes are fully, unconditionally and irrevocably guaranteed by the Company.

As of the Expiration Time, Existing Notes had been validly tendered in the principal amount of US$1,007,324,000, representing 77.49% of the outstanding balance of the Existing Notes, and the respective holders had delivered consent to the proposed amendments. The minimum participation condition, corresponding to US$910,000,000.00 (nine hundred and ten million U.S. dollars), representing 70% of the outstanding balance of the Existing Notes, was therefore satisfied. Subject to the satisfaction or waiver of the remaining conditions set forth in the Exchange Offer Memorandum, CSN Inova intends to accept for exchange all Existing Notes validly tendered and not withdrawn at or prior to the Expiration Time.

Settlement of the Exchange Offer and Consent Solicitation is expected to occur on August 12, 2026. CSN Inova expects to issue, on the settlement date, approximately US$698.3 million in aggregate principal amount of New Notes and to pay approximately US$255.7 million in cash (not including accrued interest and cash paid in lieu of fractional New Notes), and will not receive any cash proceeds from the Exchange Offer.

The following table sets forth the results of the Exchange Offer and Consent Solicitation:

Notes to be Exchanged	CUSIP / ISIN	Outstanding Principal Amount (US$)	Principal Amount of Existing Notes Tendered and Accepted for Exchange	Total Amount of Cash Consideration Paid by the Issuer	Principal Amount of New Notes Issued
6.750% Senior Notes due 2028	Rule 144A: 12642KAB0 / US12642KAB08 Regulation S: G2583X AB7 / USG2583XAB76	US$1,300,000,000.00	US$1,007,324,000	US$255,709,197.40	US$698,330,000

1 For each US$1,000.00 principal amount of Existing Notes validly tendered and accepted for exchange, holders are entitled to receive US$746.15 in New Notes and US$253.85 in cash, plus accrued interest through the settlement date.

In connection with the Exchange Offer, CSN Inova solicited consents to amend certain provisions of the indenture governing the Existing Notes (the “Consent Solicitation” and, together with the Exchange Offer, the “Exchange Offer and Consent Solicitation”). Holders that tendered their Existing Notes in the Exchange Offer were required to deliver consents to the proposed amendments. CSN Inova has received the requisite consents to execute the amendment to the indenture governing the Existing Notes and to effect the proposed amendments.

Pursuant to the terms and conditions set forth in the Exchange Offer Memorandum disclosed by CSN Inova on July 30, 2026, the Exchange Offer and Consent Solicitation was carried out in the international market and directed at qualified institutional investors resident and domiciled in the United States of America, on the basis of the regulations issued by the Securities and Exchange Commission, specifically, “Rule 144A” and, in other countries, except Brazil and the United States of America, on the basis of “Regulation S”.

This Material Fact does not constitute an offer to sell, purchase or exchange, or a solicitation of an offer to sell, purchase or exchange, the securities described herein, nor shall there be any offer, purchase or exchange of such securities in any state or jurisdiction in which such offer would be unlawful prior to registration or qualification under the securities laws applicable to securities in such state or jurisdiction.

The Exchange Offer and Consent Solicitation has not been and will not be registered with the Comissão de Valores Mobiliários - CVM. The Exchange Offer and Consent Solicitation was not carried out in Brazil, except in circumstances that do not constitute a public offering under applicable Brazilian legal and regulatory provisions.

Finally, the Company reiterates its commitment to transparency and to the timely, accurate, and fair disclosure of information to the market, as required under the applicable regulatory framework.

São Paulo, August 11, 2026.

Antonio Marco Campos Rabello

Chief Financial Officer and Investor Relations Executive

Companhia Siderúrgica Nacional

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 11, 2026

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Antonio Marco Campos Rabello
Antonio Marco Campos Rabello Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.